February 28, 2014

VIA EDGAR TRANSMISSION

Michelle Roberts

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On December 11, 2013, Northern Lights Variable Trust (the "Registrant"), on behalf of its new series, JNF SSgA Retirement Income Portfolio VIT (the “Portfolio”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on January 22, 2014, you provided comments to the Amendment.

Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Please note Registrant has changed the name of the Portfolio to JNF SSgA Retirement Income Portfolio, which will be reflected in the 485(b) filing. Please also note Registrant has simplified the Portfolio’s investment objective to state that “The JNF SSgA Retirement Income Portfolio’s investment objective is to provide total return, while attempting to reduce portfolio volatility over a full market cycle”, which will be reflected in the 485(b) filing.

General:

Comment 1.  Please confirm in correspondence to staff that all bracketed info will be updated in the 485B filing.

Response. The Registrant confirms that all bracketed info will be updated in the 485B filing.

Comment 2.  Please ensure that all defined terms are defined.

Response. The Registrant confirms that all defined terms have been defined.

Prospectus:

Cover Page

Comment 3.  Please explain why the term “JNF PORTFOLIOS” is presented on the cover page, given that only one portfolio is the subject of the prospectus. If “JNF PORTFOLIOS” remains on the cover page, please revise to make it no more prominent than the name of the Portfolio.

Response.  The Registrant has retained the use of the term “JNF Portfolios” on the cover page, as it is informative to shareholders that the Portfolio does not exist in isolation, but revised the cover page to make the name of the Portfolio as prominent as the term “JNF Portfolios”.

Comment 4.  Please revise to include reference to the name of the Trust on the cover page.

Response. For the sake of consistency with other registration statements made on behalf of other series of the Trust, the Registrant has declined to insert the Trust’s name on the cover page of its registration statement. However, the name of the Trust is included on the cover of the Statement of Additional Information, as required by Form N-1A.

Summary Section – Fees and Expenses of the Portfolio

Comment 5.  In the fee table, please change the second last row from “Fee Waiver” to “Expense Reimbursement”.

Response. The Registrant has revised the disclosure to “Fee Waiver and/or Expense Reimbursement” for the sake of consistency with other JNF Portfolios and industry practice. Because the 4 basis point reduction reflected in the fee table constitutes a partial waiver of the management fee, the term “Fee Waiver” was not removed.

 Summary Section – Principal Investment Strategies

Comment 6.  Please consider whether to revise this section to introduce the Adviser.

Response. The Registrant has revised the disclosure to introduce the Adviser in the first sentence of the section.

Comment 7.  Please discuss in this section whether daily operations have been delegated to the sub-advisor.

Response. The Registrant has revised the disclosure to state that “The Portfolio’s Adviser, JNF Advisors, Inc. (the “Adviser”), has delegated execution of the Portfolio’s investment strategy to the Portfolio’s sub-adviser.”

Comment 8.  Please indicate how often Target Volatility Triggers (“TVTs”) are reassessed. Please consider whether disclosing this information would be beneficial to shareholders.

Response. The Registrant notes that such disclosure exists in the second sentence of the fourth paragraph of the section, indicating that the forecast is performed “daily for each asset.”

Comment 9.  Please consider revising the fifth sentence of the fourth paragraph to clarify the phrase “remains fully invested”.

Response. The Registrant has revised the disclosure to note that “When a forecast comes in below the target, the sub-adviser does not reduce exposure to the selected assets.”

Comment 10.  Please either revise the sixth sentence of the fourth paragraph to clarify that the phrase “[a] substantial portion” is intended to convey the same information as presented in the “Temporary Investments” section, which allows the Portfolio to be 100% invested in cash, or revise the sixth sentence of the fourth paragraph to differentiate the disclosure from the “Temporary Investments” section.

Response. The Registrant has revised the disclosure (emphasis added) to indicate that “A substantial portion of the Portfolio’s assets may be invested in cash and cash equivalents or money market instruments for an extended period of time as a result of the use of the TVT.”

Summary Section – Principal Investment Risks

Comment 11.  Please revise the last sentence of the “ETF Investment Risk” section, to state that “Although the sub-adviser takes steps to address the conflicts of interest, it is possible that the conflicts could negatively impact the Portfolio.”

Response. The Registrant has revised the disclosure as requested.

Summary Section – Sub-Adviser Portfolio Managers

Comment 12.  Please provide the length of service of each Portfolio Manager in the table.

Response. The Registrant has revised the disclosure to indicate that “Christopher J. Goolgasian, CPA, CFA, CAIA, Timothy Furbush, CFA, CMT and Jeremiah K. Holly, CFA have served as portfolio managers since the Portfolio commenced operations.”

ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS - GENERAL INFORMATION ABOUT THE PORTFOLIO/ADVISER

Comment 13.  Please clarify that the last sentence of the section applies to unaffiliated sub-advisers.

Response. The Registrant has revised the disclosure to indicate that “Such exemptive relief allows the Adviser, with prior Board approval, to enter into and/or materially amend sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.”

FREQUENT PURCHASES AND REDEMPTION OF PORTFOLIO SHARES

Comment 14.  Please revise the second sentence of the section to state that “Short of rejecting all transactions made by a separate account, the Portfolio lacks the ability to reject individual short-term trading transactions.”

Response. The Registrant has revised the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT RESTRICTIONS

Comment 15.  Please revise the fifth numbered paragraph in the section either to remove reference to “U.S. Government securities” as a defined term or define such term.

Response. The Registrant has removed the reference to the defined term.

Comment 16.  Please revise the seventh numbered paragraph in the section to read more clearly.

Response. The Registrant has removed the seventh numbered paragraph.

STATEMENT OF ADDITIONAL INFORMATION - REGULATION AS A COMMODITY POOL OPERATOR

Comment 17.  Please either remove this section or add related disclosure to the Prospectus.

Response. The Registrant has chosen to allow this section to remain because the Statement of Additional Information is designed to capture non-principal strategies that the Portfolio may utilize, including the strategies described in the “Regulation as a Commodity Pool Operator” section.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers